SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

       INFORMATION TO BE INCLUDED IN THE STATEMENTS FILED PURSUANT TO RULE
         13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
                               (Amendment No. 6)*

                                   Syms Corp
                                   ----------
                                (Name of Issuer)

                     Common Stock, par value $0.05 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                    871551107
                                    ---------
                                 (CUSIP Number)

                                   Marcy Syms
                                 c/o Syms Corp
                                    Syms Way
                          Seacaucus, New Jersey 07094
                                 (201) 902-9600
                                 --------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                January 30, 2004
                                -----------------
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

                                  SCHEDULE 13D
CUSIP NO. 871551107                                                Page 2 of 7
_____________________________________________________________________________
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

     Sy Syms
_____________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) [X]
                                                            (b) [ ]
_____________________________________________________________________________
3    SEC USE ONLY
_____________________________________________________________________________
4    SOURCE OF FUNDS

     Not applicable
_____________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) or 2(e)                              [  ]
_____________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
_____________________________________________________________________________

NUMBER OF      7    SOLE VOTING POWER

SHARES              6,046,383
               ______________________________________________________________
BENEFICIALLY   8    SHARED VOTING POWER

OWNED BY            None
               ______________________________________________________________
EACH           9    SOLE DISPOSITIVE POWER

REPORTING           6,046,383
               ______________________________________________________________
PERSON         10   SHARED DISPOSITIVE POWER

WITH                None
_____________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     8,326,846
_____________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                       [ ]
_____________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     53.2%
_____________________________________________________________________________
14   TYPE OF REPORTING PERSON

     IN
_____________________________________________________________________________

                                  SCHEDULE 13D
CUSIP NO. 871551107                                                Page 3 of 7
_____________________________________________________________________________
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

     The Sy Syms Revocable Living Trust
_____________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) [X]
                                                            (b) [ ]
_____________________________________________________________________________
3    SEC USE ONLY
_____________________________________________________________________________
4    SOURCE OF FUNDS

     Not applicable
_____________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) or 2(e)                              [  ]
_____________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
_____________________________________________________________________________

NUMBER OF      7    SOLE VOTING POWER

SHARES              6,046,383
               ______________________________________________________________
BENEFICIALLY   8    SHARED VOTING POWER

OWNED BY            None
               ______________________________________________________________
EACH           9    SOLE DISPOSITIVE POWER

REPORTING           6,046,383
               ______________________________________________________________
PERSON         10   SHARED DISPOSITIVE POWER

WITH                None
_____________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     8,326,846
_____________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                       [ ]
_____________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     53.2%
_____________________________________________________________________________
14   TYPE OF REPORTING PERSON

     OO
_____________________________________________________________________________

                                  SCHEDULE 13D
CUSIP NO. 871551107                                                Page 4 of 7

Item 1    Security and Issuer.
          -------------------

          This statement constitutes Amendment No. 6 ("Amendment No. 6") to the Statement on Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission by Sy Syms ("Mr. Syms") and The Sy Syms Revocable Living Trust, dated March 17, 1989 (collectively, the "Reporting Persons") in connection with their ownership of the Common Stock, $0.05 par value per share (the "Common Stock"), of Syms Corp, a New Jersey corporation (the "Company"), with its principal executive offices at Syms Way, Secaucus, New Jersey 07094.

          In accordance with Exchange Act Rule 13d-2, this Amendment No. 6 amends and supplements only information that has materially changed since the June 26, 2003 filing by the Reporting Persons of Amendment No. 5 to the Schedule 13D. Unless otherwise indicated herein, terms used but not otherwise defined in this Amendment No. 6 shall have the same respective meanings herein as are ascribed to such terms in the
          Schedule 13D.

Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following:

          On January 30, 2004, by virtue of the Reporting Persons forming a "group" with Marcy Syms ("Ms. Syms"), by the execution of a Voting Agreement (as hereinafter defined), the Reporting Persons were deemed to have acquired beneficial ownership of the 2,280,463 shares beneficially owned on such date by Ms. Syms. The Reporting Persons did not expend any funds in connection with the formation of the group or execution of the Voting Agreement.

Item 4.   Purpose of Transaction.
          ----------------------

          Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

          On January 30, 2004, Ms. Syms, individually and as trustee of The Laura Merns Living Trust, dated February 14, 2003, and the Reporting Persons, entered into a Voting Agreement, dated as of January 30, 2004, a copy of which is included as Exhibit 1 to this Amendment No. 6 and is incorporated by reference herein (the "Voting Agreement").

          Pursuant to the Voting Agreement, each of Ms. Syms and the Reporting Persons agreed that at any meeting of the shareholders of the Company, however called, and in any action by consent of the shareholders of the Company, each of Ms. Syms and the Reporting Persons shall vote or cause to be voted or execute a written consent in favor of certain Covered Matters (as hereinafter defined) which are approved by a majority of the members of the Company's board of directors who are present and voting at a meeting for which a quorum is present or which are approved by the unanimous written consent of the directors acting without a meeting, and in the case of the elections of directors, for those individuals who are the nominees of the board of directors or, if the Company has a nominating committee, who are the nominees of the nominating committee. Covered Matters include: (i) the election of directors; (ii) the ratification and approval of independent accountants; (iii) the approval of any amendment to the Company's certificate of incorporation; and (iv) the approval of any stock option plan, bonus plan or other equity-based incentive plan for employees, consultants and/or directors of the Company, or of any amendment to any of the foregoing.


                                  SCHEDULE 13D
CUSIP NO. 871551107                                                Page 5 of 7

          The information set forth in response to this Item 4 is qualified in its entirety by reference to the Voting Agreement.

          Except as set forth in this Statement, none of the Reporting Persons have any plan or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

          Item 5 of the Statement is hereby amended and supplemented by adding the following:

          5(a) Prior to the formation of a group with Ms. Syms on January 30, 2004, the Reporting Persons beneficially owned, within the meaning of Exchange Act Rule 13d-3, 6,046,383 shares, representing approximately 40% of the outstanding shares of the Company.

          Upon the formation of the group with Ms. Syms on January 30, 2004, the Reporting Persons were deemed to have acquired all shares beneficially owned by Ms. Syms on that date and, as a result, the Reporting Persons were deemed to have beneficial ownership, within the meaning of Exchange Act Rule 13d-3, on that date of 8,326,846 shares, representing approximately 53.2% of the outstanding shares of the Company. The additional shares deemed acquired by the Reporting Persons consisted of 2,280,463 shares which Ms. Syms beneficially owned, of which (i) Ms. Syms is the direct beneficial owner of 1,592,675 shares of Common Stock (which amount includes her options to purchase 537,500 shares of Common Stock) over which she has the sole voting and dispositive power, and (ii) 687,788 shares are held by the Laura Merns Living Trust, dated February 14, 2003, between Laura Merns, as settlor, and Marcy Syms, as trustee, of which Ms. Syms is an indirect beneficial owner, and as the sole trustee thereunder, has the sole voting and dispositive power over such Common Stock held by the Trust.

               As of the date of this Statement, the Reporting Persons beneficially owned, within the meaning of Exchange Act Rule 13d-3, 8,326,846 shares, representing approximately 53.2% of the outstanding shares of the Company. These shares consisted of the 8,326,846 shares described above.

          5(b) The Reporting Persons have sole power to vote and to dispose of the 6,046,383 shares they beneficially owned prior to the formation of a group with Ms. Syms on January 30, 2004. The Reporting Persons do not have any power, whether sole or shared, to vote or to dispose of any of the 2,280,463 shares beneficially owned by Ms. Syms prior to the formation of the group.

          5(c) No transactions in the shares have been effected during the past 60 days by the Reporting Persons.

          5(d)Not applicable.

          5(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
          ---------------------------------------------------------------------

          Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following:

          Except for the Voting Agreement described above, to the best of the knowledge of the Reporting Persons, there are no contracts, agreements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division


                                  SCHEDULE 13D
CUSIP NO. 871551107                                                Page 6 of 7

          of profits or loss, or the giving or withholding of proxies, and any other person, with respect to any securities of the Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

          The matters set forth in Items 3 and 4 above are incorporated in this
          Item 6 by reference as if fully set forth herein.

Item 7.   Material to be Filed as Exhibits.
          --------------------------------

          Item 7 of the Schedule 13D is hereby amended and supplemented to include the following:

          1. Voting Agreement, dated as of January 30, 2004, between Marcy Syms, individually and as trustee of The Laura Merns Living Trust, dated February 14, 2003, and Sy Syms, individually and as trustee of The Sy Syms Revocable Living Trust, dated March 17, 1989.

                                  SCHEDULE 13D
CUSIP NO. 871551107                                                Page 7 of 7

                                   Signatures
                                   ----------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                /s/ Sy Syms
                                ---------------------------
                                Sy Syms


                                /s/ Sy Syms
                                ---------------------------
                                Sy Syms, trustee under The Sy Syms Revocable
                                Living Trust, dated March 17, 1989, as amended

Dated:  February 4, 2004

                                                                       Exhibit 1
                                VOTING AGREEMENT

     VOTING AGREEMENT, dated as of January 30, 2004, between Marcy Syms, individually and as trustee of The Laura Merns Living Trust, dated February 14, 2003, and Sy Syms, individually and as trustee of The Sy Syms Revocable Living Trust, dated March 17, 1989, as amended (each, a "Shareholder" and together, the "Shareholders").

                                    Recitals

     A. As of the date hereof, each Shareholder owns, beneficially and/or of record, shares of common stock, $0.05 par value per share (the "Common Stock"), of Syms Corp, a New Jersey corporation (the "Company"), which represent, in the aggregate, more than 50% of the voting power of the Company.

     B. Each Shareholder desires to enter into this Agreement with respect to the voting of the shares of Common Stock now held, beneficially and/or of record, by such Shareholder, and the voting of any additional shares of Common Stock which may in the future be held, beneficially and/or of record, by such Shareholder (collectively, the "Shares"), on the terms and conditions set forth herein.

     NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements contained herein, and intending to be legally bound hereby, the parties hereto agree as follows:

     1. Agreement to Vote. (a) In recognition of the Shareholders' common goals and objectives as shareholders of the Company and to ensure the orderly management and operation of the Company, each Shareholder hereby agrees that at any meeting of the shareholders of the Company, however called, and in any action by consent of the shareholders of the Company, each Shareholder shall vote or cause to be voted or execute a written consent in favor of all Covered Matters (as hereinafter defined) which are approved by a majority of the members of the Company's board of directors who are present and voting at a meeting for which a quorum is present or which are approved by the unanimous written consent of the directors acting without a meeting, and, in the case of the election of directors, for those individuals who are the nominees of the board of directors or, if the Company has a nominating committee, who are the nominees of the nominating committee.

          (b) For purposes hereof, "Covered Matters" shall mean any of the following:

          (i)  the election of directors;
          (ii) the ratification and approval of independent accountants;
          (iii) the approval of any amendment to the Company's certificate of incorporation; and
          (iv) the approval of any stock option plan, bonus plan or other equity-based incentive plan for employees, consultants and/or directors of the Company, or of any amendment to any of the foregoing.

          (c) Nothing contained herein shall be deemed to vest in either Shareholder any direct or indirect ownership with respect to the Shares owned by the other party hereto, and notwithstanding anything in this Agreement to the contrary, each Shareholder shall retain any and all of his or her rights, powers and authorities as a shareholder of the Company.

          (d) Except as specifically set forth in this Agreement, nothing herein shall be deemed to limit or restrict the ability of each Shareholder to sell, hold, dispose and/or encumber all or any portion of his or her Shares.

          (e) Any stock certificates representing the Shares owned by a Shareholder shall bear an appropriate legend relating to this Agreement.

     2. Representations and Warranties. Each Shareholder represents and warrants to other party hereto as follows:

          (a) Such Shareholder has the legal capacity and the power to execute, deliver and perform this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by such Shareholder and constitutes the valid and binding obligation of such Shareholder, enforceable against such Shareholder in accordance with its terms.

          (b) The execution, delivery and performance by such Shareholder of this Agreement and the consummation by such Shareholder of the transactions contemplated hereby will not, with or without the giving of notice or the lapse of time, or both, conflict with or violate (i) any provision of law, rule or regulation to which such Shareholder is subject, (ii) any order, judgment or decree applicable to such Shareholder or (iii) any provision of any agreement, contract or other instrument to which such Shareholder is a party or by which he or she is bound. The execution and delivery of this Agreement by such Shareholder does not, and the performance of this Agreement by such Shareholder shall not, require any consent, approval, authorization or permit of, or filing with or notification to, any court or arbitrator or any governmental body, agency or official, except for such filings as may be required under the Securities Exchange Act of 1934, as amended.

          (c) Such Shareholder has not (i) entered into any other voting agreement with respect to his or her Shares which remains in effect as of the date hereof or (ii) granted any proxy or power of attorney with respect to his or her Shares which remain in effect as of the date hereof.

     3. No Inconsistent Agreements. Each Shareholder hereby covenants and agrees that, except as contemplated by this Agreement, so long as this Agreement remains in effect, he or she (a) shall not enter into any other voting agreement with respect to his or her Shares and (b) shall not grant a proxy or power of attorney with respect to his or her Shares, in each such case, which is inconsistent with its obligations pursuant to this Agreement.

     4. Shareholder Capacity. Nothing in this Agreement shall limit or restrict either Shareholder in acting in his or her capacity as a director of the Company and exercising his or her fiduciary duties and responsibilities relating thereto, it being understood that this Agreement shall apply to each Shareholder solely in his or her capacity as a shareholder of the Company and shall not apply to each Shareholders' actions, judgments or decisions as a director of the Company.

     5. Amendments and Waivers. No amendment or waiver of any provision of this Agreement shall be valid unless the same shall be in writing and signed by both Shareholders. No waiver by either party of any default, misrepresentation, or breach of warranty or covenant hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.

                                      -2-

     6. Term of the Agreement. This Agreement shall expire upon the tenth anniversary of the date hereof; provided that either party hereto may earlier terminate this Agreement upon not less than 18 months prior written notice to the other party hereto; provided, further, that any Shareholder may withdraw from this Agreement upon not less than 30 days prior written notice at any time after the date on which the Shareholders, together with their transferees subject to this Agreement, cease to own more than 50% of the voting power of the Company.

     7. Miscellaneous. (a) This Agreement shall be governed by, and construed in accordance with, the laws of the State of New Jersey without regard to the conflicts of law principles thereof.

          (b) This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and supercedes all prior agreements and understandings, both written and oral, between the parties hereto with respect to the subject matter hereof. If any of the provisions of this Agreement are for any reason declared by the final judgment of a court of competent jurisdiction to be unenforceable or ineffective, those provisions shall be deemed severable from the other provisions of this Agreement and the remainder of this Agreement shall remain in full force and effect.

          (c) This Agreement shall be binding upon and inure to the benefit of and be enforceable by the parties hereto (individually and as attorney-in-fact, trustee, executor, custodian or otherwise, if applicable) and their respective successors, assigns, heirs, legal representatives and personal representatives. If a Shareholder effectuates any transfer to which the preceding sentence applies, he or she shall, as a condition to such transfer, first obtain an agreement in writing from such transferee to be bound by all of the terms and provisions of this Agreement with the same force and effect as if such transferee were (and such transferee shall be considered) a "Shareholder" for all purposes of this Agreement as of the date hereof. Notwithstanding anything to the contrary contained herein, a transferee acquiring any Shares from a Shareholder in a public offering or via a public sale shall not be bound by the terms and conditions of this Agreement.

          (d) This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

     IN WITNESS WHEREOF, this Agreement has been executed and delivered by the parties hereto as of the day and year first above written.


                                /s/ Marcy Syms
                                -----------------------------
                                Marcy Syms, individually and as trustee
                                of the Laura Merns Living Trust, dated
                                February 14, 2003


                                /s/ Sy Syms
                                -----------------------------
                                Sy Syms, individually, and as trustee under
                                The Sy Syms Revocable Living Trust,
                                dated March 17, 1989, as amended

                                      -3-